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                                                                 Exhibit 23


                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY


         ------------------------------------x
                                             :
         HOWARD GLICKBERG,                   :
                                             :
                                 Plaintiff,  :  Civil Action No. 15499NC
                                             :
                          - against -        :
                                             :  CLASS ACTION COMPLAINT
                                             :
         MONSANTO COMPANY, LLOYD KUNIMOTO,   :
         JOHN ROBSON, HENDRIK VERFAILLIE,    :
         ROBERT FRALEY, PATRICK FORTUNE,     :
         MICHAEL HOGAN, HOWARD PALEFSKY,     :
         ALLEN VANGELOS, ROGER SALQUIST,     :
         and CALGENE, INC.                   :
                                             :
                                  Defendants.:
                                             :
         ------------------------------------x


                   Plaintiff, by his attorneys, alleges the following

         upon information and belief, except for those allegations which pertain to plaintiff, which allegations are based upon personal knowledge:

                   1.  This action arises out of an unlawful scheme and

         plan to enable Monsanto Company ("Monsanto") to acquire the remaining approximately 45.4% ownership of Calgene, Inc.

         ("Calgene" or the "Company") which Monsanto does not already own for grossly inadequate consideration and in breach of de-

         fendants' fiduciary duties.  Plaintiff alleges that he and the other public stockholders of Calgene common stock are entitled
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         to enjoin the proposed transaction, or alternatively, recover damages in the event the transaction is consummated.


                                   THE PARTIES

                   2.  Plaintiff is and at all relevant times was the

         owner of Calgene common stock.

                   3.  Defendant Calgene is a corporation organized and

         existing under the laws of the State of Delaware with its prin-

         cipal executive offices located at 1920 Fifth Street, Davis,

         California 95616.  Calgene is the developer of genetically en-

         gineered plants and plant products for the seed, food and

         oleochemical industries, using recombinant-DNA technology.  The

         Company developed the first genetically engineered tomato and is in the process of developing other bio-engineered products,

         such as canola oil and cottonseed.

                   4.  Defendant Monsanto is a Delaware corporation with

         its principal headquarters located at 800 North Lindbergh

         Blvd., St. Louis, Missouri 63167.  Monsanto is the largest shareholder of Calgene.  It owns approximately 54.6% of the

         Company's common stock.  As such, Monsanto has effective con-

         trol over the Company.

                   5.  Defendant Lloyd Kunimoto is President of Calgene

         and a director of the Company.

                   6.  Defendant Hendrik Verfaillie is a director of the

         Company.  He is also the Executive Vice President of Monsanto.


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                   7.  Defendant Robert Fraley is a director of the Com-

         pany.  He is also President of Ceregen, a Monsanto business unit.

                   8.  Defendant Patrick Fortune is a director of the

         Company.  He is also Chief Information Officer for Monsanto.

                   9.  Defendant Michael Hogan is a director of the Com-

         pany.  He is also Vice President and Corporate Controller of

         Monsanto.

                   10.  Defendant Roger Salquist is a director of the

         Company.  Mr. Salquist was the Chairman of the Board and Chief

         Executive Officer of Calgene until his resignation in July

         1996.

                   11.  Defendants John Robson, Howard Palefsky, and

         Allen Vangelos are directors of the Company.

                   12.  The above-named individual defendants (collec-

         tively the "Individual Defendants") as officers and/or direc-

         tors of the Company, owe fiduciary duties of good faith, loy-

         alty, fair dealing, due care, and candor to plaintiff and the other members of the Class (as defined below).


                            CLASS ACTION ALLEGATIONS

                   13.  Plaintiff brings this action pursuant to Rule 23

         of the Rules of this Court, on behalf of herself and all other stockholders of the Company as of January 29, 1997 (the

         "Class"), and their successors in interest, who are or will be


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         threatened with injury arising from defendants' actions.  Ex-

         cluded from the Class are the defendants herein, members of their immediate families, and any subsidiary, firm, trust, cor-

         poration, or other entity related to or affiliated with any of the defendants.

                   14.  This action is properly maintainable as a class

         action for the following reasons:

                   (a)  the Class is so numerous that joinder of all

         members is impracticable.  There are more than 26 million

         shares of Calgene common stock outstanding held by hundreds of shareholders of record.  Calgene common stock is listed and actively traded on the NASDAQ Exchange;

                   (b)  there are questions of law and fact which are

         common to members of the Class and which predominate over any questions affecting only individual members.  The common ques-

         tions include, inter alia, the following:

                      (i)  whether defendants have engaged and are con-

         tinuing to engage in a plan and scheme to benefit Monsanto at the expense of the members of the Class;

                     (ii)  whether the Individual Defendants, as direc-

         tors and/or officers of the Company, have breached their fidu-

         ciary duties owed to plaintiff and the other members of the

         Class, including their duties of entire fairness, loyalty, due care, and candor;


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                    (iii)  whether defendants have disclosed all mate-

         rial facts in connection with the challenged transaction; and

                     (iv)  whether plaintiff and the other members of

         the Class would be irreparably damaged were defendants not en-

         joined from the conduct described herein;

                   (c)  the claims of plaintiff are typical of the

         claims of the other members of the Class and plaintiff has no interests that are adverse or antagonistic to the interests of the Class; and

                   (d)  plaintiff is committed to prosecuting this ac-

         tion and has retained counsel competent and experienced in litigation of this nature.  Plaintiff is an adequate represen-

         tative of the Class and will fairly and adequately protect the interests of the Class.


                             SUBSTANTIVE ALLEGATIONS

                   15.  On January 28, 1997, it was reported over the

         Bloomberg Business Wire that Monsanto would acquire the remain-

         ing shares of Calgene that it does not already own.  Pursuant to the proposed transaction, each of Calgene's minority owned common shares will be purchased for $7.25 per share in cash

         (the "Buyout Transaction").

                   16.  The purpose of the Buyout Transaction is to en-

         able Monsanto to acquire one hundred (100%) percent equity own-

         ership of Calgene and its valuable assets for its own benefit at the expense of Calgene's public stockholders who will be


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         deprived of their equity investment and the benefits thereof including, among other things, the expected growth in the Com-

         pany's profitability.

                   17.  The Buyout Transaction is the product of unfair

         dealing, and the price of $7.25 cash per share to be paid to class members is unfair and grossly inadequate because, among other things:

                   (a)  the announcement of the proposed Buyout Transac-

         tion was made to take advantage of the fact that the Company has recently experienced some poor operating results, which has caused the market to undervalue its shares.  Monsanto recently purchased 6.25 million shares of the Company at $8 a share;

                   (b)  because Monsanto has an overwhelming controlling

         interest in the Company's common stock, no third party will likely bid for Calgene.  Thus, defendants will be able to pro-

         ceed with the Buyout Transaction without an auction or other type of market check to maximize value for Calgene's public shareholders; and

                   (c)  defendants timed the announcement of the Buyout

         Transaction to place an artificial lid or cap on the market price for Calgene's stock to enable Monsanto to acquire the minority stock at the lowest possible price.

                   18.  By reason of their positions with Calgene and

         Monsanto's controlling ownership of the Company, defendants are


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         in possession of non-public information concerning the finan-

         cial condition and prospects of Calgene, and especially the true value and expected increased future value of Calgene and its assets, which they have not disclosed to Calgene's public stockholders.

                   19.  The proposed Buyout Transaction is wrongful,

         unfair and harmful to Calgene's minority public stockholders,

         and represents an effort by defendants to aggrandize Monsanto's financial position and interests at the expense of and to the detriment of class members.  The Buyout Transaction is an at-

         tempt to deny plaintiff and the other members of the Class their right to share proportionately in the true value of

         Calgene's valuable technology, future growth in profits, earn-

         ings and dividends, while usurping the same for the benefit of

         Monsanto on unfair and inadequate terms.

                   20.  Defendants, in failing to disclose the material

         non-public information in their possession as to the value of

         Calgene's technology, the full extent of the future earnings potential of Calgene and its expected increase in profitabil-

         ity, have breached and are breaching their fiduciary duties to the members of the Class.

                   21.  As a result of defendants' unlawful actions,

         plaintiff and the other members of the Class will be damaged in that they will not receive their fair portion of the value of


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         Calgene assets and business and will be prevented from obtain-

         ing the real value of their equity ownership of the Company.

                   22.  Unless the proposed Buyout Transaction is en-

         joined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the

         Class, will not engage in arm's-length negotiations on the merger terms, and will consummate and close the proposed merger complained of and succeed in their plan described above, all to the irreparable harm of the members of the Class.

                   23.  Plaintiff and the other members of the Class

         have no adequate remedy at law.

                   WHEREFORE, plaintiff demands judgment as follows:

                   (a)  declaring this action to be a proper class ac-

         tion and certifying plaintiff as the representative of the

         Class;

                   (b)  ordering defendants to carry out their fiduciary

         duties to plaintiff and the other members of the Class, includ-

         ing those duties of care, loyalty, candor and fair dealing;

                   (c)  granting preliminary and permanent injunctive

         relief against the consummation of the Buyout Transaction as described herein;

                   (d)  in the event the Buyout Transaction is consum-

         mated, rescinding the Buyout Transaction effected by defendants and/or awarding rescissory damages to the Class;


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                   (e)  ordering defendants, jointly and severally, to

         account to plaintiff and other members of the Class for all damages suffered and to be suffered by them as the result of the acts and transactions alleged herein;

                   (f)  awarding plaintiff the costs and disbursements

         of the action including allowances for plaintiff's reasonable attorneys' and experts' fees; and

                   (g)  granting such other and further relief as the

         Court may deem just and proper.


                                          ROSENTHAL, MONHAIT, GROSS &
                                            & GODDESS, P.A.


                                          By:  /s/
                                          -------------------------------------
                                          Suite 1401, Mellon Bank Center
                                          P.O. Box 1070
                                          Wilmington, DE  19899
                                          (302) 656-4433
                                          Attorneys for Plaintiff


         OF COUNSEL:

         BEIGEL LASKY RIFKIND FERTIK
           GELBER & WHITE
         750 Lexington Avenue, 30th Floor
         New York, NY  10022


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